UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: July 28, 2017

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

 (Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland and
Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the presentation materials related to the Second Quarter 2017 Results of UBS Group AG and UBS AG, and the related speaker notes, which appear immediately following this page.

Strong 1H17 profit growth	Solid 1H17 returns	Strong capital position
Net profit 2,443m, diluted EPS 0.64	12.0% adjusted RoTE	CET1 capital ratio 13.5%; LR 3.7%
PBT 3,192m, adjusted PBT 3,609m	16.6% adjusted RoTE excl. DTA	TLAC 74bn; CET1 capital 32bn

Strong adjusted pre-tax profit growth driven by Global WM[1] and IB

+19%
3.6bn
1H16
1H17
+17%
2.1bn
(8)%
0.8bn
(1)%
0.3bn
+19%
1.0bn
UBS
Global Wealth Management[1]
WMA
WM
Personal & Corporate Banking
Asset Management
Investment Bank
Corporate Center

UBS

Numbers in CHF unless otherwise indicated; refer to slide 25 for details on adjusted numbers, Basel III numbers and FX rates in this presentation
1 WM and WMA combined

2

Global WM[1] – Very strong 1H17

Profit before tax
bn
+17%
1.8
2.1
Invested assets
Total and UHNW, end of period, trn
+9%
2.0
2.2
0.9
1.0
Recurring revenues
bn
+4%
6.0
6.2
Net and gross margin
bps
76
74
18
19
Cost/income ratio
76%
74%
1H16
1H17

- **Profit growth driven by US, APAC and UHNW**
- **CHF 2.2 trillion invested assets; 32.3% mandates[2]**
- **Highest recurring revenues since 2009**
- **Net margin up 1bp**
- **Management actions on costs and income driving efficiency**

UBS

Numbers in CHF and adjusted unless otherwise indicated; refer to slide 25 for details on adjusted numbers, Basel III numbers and FX rates in this presentation
1 WM and WMA combined; 2 Mandate and managed account penetration

3

Global WM – Unique strategic growth drivers

Double digit growth in the US, APAC and UHNW

Americas[1]
PBT, USD m
+25%
525
654
1H16
1H17
APAC
PBT, CHF m
+41%
336
475
1H16
1H17
UHNW[2]
PBT, CHF m
+12%
743
831
1H16
1H17

UBS

Numbers adjusted unless otherwise indicated; refer to slide 25 for details on adjusted numbers, Basel III numbers and FX rates in this presentation
1 Represents WMA; 2 Ultra-high net worth for WM and WMA combined. WM: clients with >50m investable assets, WMA: clients with >USD 10m invested assets with UBS

4

UBS Group AG results (consolidated)

CHF m, except where indicated	2Q16	3Q16	4Q16	1Q17	**2Q17**
Total operating income	7,404	7,029	7,055	7,532	7,269
Total operating expenses	5,915	6,152	6,308	5,842	5,767
Profit before tax as reported	**1,489**	**877**	**746**	**1,690**	**1,502**
of which: net restructuring expenses	(377)	(444)	(372)	(244)	(258)
of which: net FX translation gains/(losses)	(26)		27		(22)
of which: gains on sale of financial assets available for sale	123		88		107
of which: gains related to investments in associates		21			
of which: gains/(losses) on sales of subsidiaries and businesses	(23)				
of which: gains on sales of real estate	120				
Adjusted profit before tax	**1,672**	**1,300**	**1,003**	**1,934**	**1,675**
of which: net expenses for provisions for litigation, regulatory and similar matters	(72)	(419)	(264)	(33)	(9)
Tax expense/(benefit)	376	49	109	375	327
Net profit attributable to non-controlling interests	79	1	1	47	1
Net profit attributable to shareholders	**1,034**	**827**	**636**	**1,269**	**1,174**
Diluted EPS (CHF)	0.27	0.22	0.17	0.33	0.31
Adjusted return on tangible equity (%)	10.1	10.1	7.3	12.6	11.4
Adjusted return on tangible equity excl. deferred tax assets[1] (%)	14.3	11.1	8.2	17.4	15.9
Total book value per share (CHF)	14.27	14.37	14.44	14.45	13.92
Tangible book value per share (CHF)	12.54	12.66	12.68	12.71	12.25

UBS

Refer to slide 25 for details on adjusted numbers, Basel III numbers and FX rates in this presentation
1 Refer to page 15 of UBS's second quarter 2017 report for more information

5

Global WM[1] – Profit before tax up 15%

Improved net margin on higher invested asset base; loan and mandate growth

Revenue growth across all lines, positive operating leverage

m[2]

Revenues +7%
881
89
55
118
(130)
Costs +5%
1,013
2Q16 PBT
Transaction-based income
Net interest income
Recurring net fee income
Costs
2Q17 PBT

Better efficiency and net margin

18bps
19bps
76%
74%
2Q16
2Q17
Net margin
Cost/income ratio

Continued loan growth

bn

+4%
151.7
7.3
(1.4)
157.5
2Q16
Net new loans
FX and other
2Q17

Invested assets growth

bn

+9%
1,988
33
140
2,161
32.3% mandates³ +130bps YoY
2Q16
NNM
Market, FX and other
2Q17

UBS

Numbers in CHF and adjusted unless otherwise indicated; refer to slide 25 for details on adjusted numbers, Basel III numbers and FX rates in this presentation
1 WM and WMA combined; 2 Net impact of 0m from CLE and Other income not displayed; 3 Mandate and managed account penetration

6

Global WM – Regional performance

	Americas[1] 6,915 advisors	Asia Pacific 1,008 advisors	Switzerland 739 advisors	Europe 1,273 advisors	Emerging markets 654 advisors
Invested assets 30.6.17, bn	1,122 (52%)	319 (15%)	192 (9%)	372 (17%)	154 (7%)
Profit contribution LTM[2]	35%	20%	17%	15%	14%

Americas[1]

	2Q16	3Q16	4Q16	1Q17	2Q17
Net margin bps	11	13	13	11	**11**
Invested asset growth[3] Annualized quarterly growth rate	10.3%	10.8%	1.8%	15.1%	**5.6%**
Net new money[4] bn	2.3	0.8	(1.3)	1.9	**(6.2)**

Asia Pacific

	2Q16	3Q16	4Q16	1Q17	2Q17
Net margin bps	22	26	20	35	**27**
Invested asset growth[3] Annualized quarterly growth rate	7.5%	22.1%	8.4%	26.0%	**10.3%**
Net new money[4] bn	6.8	5.1	0.1	5.8	**9.6**

Switzerland

	2Q16	3Q16	4Q16	1Q17	2Q17
Net margin bps	39	40	37	36	**36**
Invested asset growth[3] Annualized quarterly growth rate	7.0%	11.5%	2.2%	13.3%	**12.9%**
Net new money[4] bn	2.2	1.1	0.8	0.7	**1.6**

Europe

	2Q16	3Q16	4Q16	1Q17	2Q17
Net margin bps	18	19	10	19	**18**
Invested asset growth[3] Annualized quarterly growth rate	1.2%	16.6%	1.1%	20.4%	**1.1%**
Net new money[4] bn	(0.5)	3.9	(0.7)	10.5	**0.6**

Emerging markets

	2Q16	3Q16	4Q16	1Q17	2Q17
Net margin bps	39	38	33	38	**38**
Invested asset growth[3] Annualized quarterly growth rate	0.0%	(5.3%)	2.7%	8.1%	**5.3%**
Net new money[4] bn	(2.3)	(0.1)	(4.5)	2.1	**1.9**

UBS

Numbers in CHF and adjusted unless otherwise indicated; refer to slide 25 for details on adjusted numbers, Basel III numbers and FX rates in this presentation
1 Represents WMA; WM's Latin America business is included in emerging markets; 2 Last 12 months, percentage of WM and WMA combined; 3 In USD for Americas; 4 Including 5.3bn net outflows in 2Q17 following the introduction of fees for large EUR-denominated deposits, of which 3.9bn incurred in Europe, 0.8bn in Emerging markets and 0.6bn in Switzerland

7

Personal & Corporate Banking

Growth in transaction and recurring net fee income offset by NII headwinds and CLE

Profit before tax
m
463
473
395
437
379
Operating income
m
983
974
941
958
935
254
274
256
262
272
558
541
540
514
525
140
144
130
139
151
(28)
Transaction-based
Net interest
Recurring net fee
Other
Credit loss (expense)/recovery
Operating expenses
m
520
501
546
521
556
244
224
236
248
256
64
67
104
62
78
211
211
206
211
223
Services (to)/from Corporate Center and other BDs
G&A² and other³
Personnel
Net interest margin
bps
165
161
161
154
157
2Q16
3Q16
4Q16
1Q17
2Q17

- **NNBV growth**[1] remained strong at 4.5%, best 2Q and 1H in a decade
- **Net interest income** impacted as expected by increased TLAC costs and negative rates, partly offset by higher deposit margin
- **Transaction-based income** increased on credit card fees and FX trading volume
- **Recurring net fee income** up on higher custody and mandate fees
- **Credit loss expense** 28m, driven by a small number of corporate clients in a range of sectors
- **Cost/income ratio 58%**
- **Operating expenses** up on higher strategic and regulatory investments and increased variable compensation
- **Net interest margin** expected to remain under pressure due to negative interest rates and higher funding costs

UBS

Numbers in CHF and adjusted unless otherwise indicated; refer to slide 25 for details on adjusted numbers, Basel III numbers and FX rates in this presentation
1 Annualized net new business volume growth for personal banking; 2 General and administrative expenses; 3 Depreciation and impairment of property, equipment and software as well as amortization and impairment of intangible assets

Asset Management

Strong inflows into passive funds; invested assets >700bn, highest since 3Q08

Profit before tax
m
148
138
156
123
133
Operating income
m
483
481
499
450
479
24
44
31
26
36
458
437
468
423
443
Net management fees
Performance fees
Operating expenses
m
335
343
344
327
346
101
100
115
114
105
53
55
67
53
47
180
187
163
160
193
Services (to)/from Corporate Center and other BDs
G&A and other
Personnel
Net margin
bps
9
9
10
7
8
2Q16
3Q16
4Q16
1Q17
2Q17

- **PBT down 10% YoY, up 8% QoQ**
- **Net management fees** decreased despite a higher asset base, reflecting ongoing margin compression due to client shifts to passive investment allocation strategies
- **Performance fees** increased by 50%; 79% of eligible assets in hedge fund businesses exceeded high-water marks as of end-2Q
- **Personnel costs** up on higher variable compensation, partly offset by lower salaries expenses
- **Cost/income ratio 72%**
- **Invested assets** 703bn of which 247bn in passive strategies
- **Net new money** excluding money markets 10.2bn, >70% into passive funds

UBS

Numbers in CHF and adjusted unless otherwise indicated; refer to slide 25 for details on adjusted numbers, Basel III numbers and FX rates in this presentation

9

Investment Bank

Strong CCS, Equities and cost management could not offset lower FRC

Profit before tax
m
447
342
344
558
419
Operating income
m
2,000
668
461
878
1,796
532
469
797
1,936
708
341
891
2,098
718
452
934
1,919
732
293
901
Corporate Client Solutions
Credit loss (expense)/recovery
Investor Client Services – FX, Rates and Credit
Investor Client Services – Equities
Operating expenses
m
1,553
565
197
791
1,454
554
176
724
1,592
615
273
702
1,541
608
134
800
1,500
604
129
769
Services (to)/from Corporate Center and other BDs
G&A and other
Personnel
Return on attributed equity¹
23.2%
18.0%
18.1%
24.4%
18.3%
2Q16
3Q16
4Q16
1Q17
2Q17

- **PBT down 6% as higher CCS and Equities revenues and lower costs could not offset a challenging quarter for FRC; 2Q16 benefited from increased flows around Brexit**

- **CCS up 10%**, primarily on higher ECM across all regions
- **ICS – FRC down 36%**; most products down, reflecting low volatility, muted volumes and strong prior-year performance
- **ICS – Equities up 3%** on stronger Derivatives, with increased client activity

- **Operating expenses down 3%**, mainly due to lower salary costs, as well as a UK bank levy credit and lower litigation expenses[2]
- **Cost/income ratio 78%**

- **RWA 76bn[3]** up 10bn QoQ; credit risk RWA up on regulatory and methodology changes[4]; market risk RWA up 4bn
- **LRD 267bn[3]** down 10bn QoQ, largely due to FX

UBS

Numbers in CHF and adjusted unless otherwise indicated; refer to slide 25 for details on adjusted numbers, Basel III numbers and FX rates in this presentation
1 Annualized; based on the new equity attribution framework from 1Q17 onwards and based on the old equity attribution framework for 2Q16-4Q16. Pro forma FY16 RoAE under the new equity attribution model was 16%; 2 Expenses for provisions for litigation, regulatory and similar matters; 3 Including RWA and LRD held by CC – Group ALM on behalf of the Investment Bank; 4 Includes methodology changes and model updates, refer to slide 13 for more information on QoQ RWA movements

10

Corporate Center

Profit before tax

2Q16
3Q16
4Q16
1Q17
2Q17
(267)
(654)
(764)
(234)
(269)

Corporate Center total (m)

Corporate Center results by unit (m)

Services	2Q16	3Q16	4Q16	1Q17	2Q17
Operating income	(42)	(66)	(59)	(18)	(20)
Operating expenses	170	148	216	189	117
o/w before allocations	*1,890*	*1,830*	*2,028*	*1,983*	*1,912*
o/w net allocations	*(1,720)*	*(1,683)*	*(1,812)*	*(1,793)*	*(1,795)*
Profit before tax	**(213)**	**(214)**	**(275)**	**(207)**	**(137)**

Group Asset and Liability Management	2Q16	3Q16	4Q16	1Q17	2Q17
Operating income	71	30	(171)	65	(72)
o/w risk management net income after allocations[1]	*(53)*	*(39)*	*(57)*	*42*	*(33)*
o/w accounting asymmetries related to economic hedges[2]	*61*	*95*	*(40)*	*22*	*(47)*
o/w hedge accounting ineffectiveness	*11*	*(23)*	*(20)*	*(7)*	*14*
o/w other	*52*	*(3)*	*(53)*	*8*	*(7)*
Operating expenses	2	0	0	2	9
Profit before tax	**70**	**30**	**(171)**	**63**	**(81)**

Non-core and Legacy Portfolio	2Q16	3Q16	4Q16	1Q17	2Q17
Operating income	19	46	(53)	0	(16)
Operating expenses	143	516	264	91	35
o/w expenses for litigation provisions	*23*	*408*	*129*	*1*	*(34)*
Profit before tax	**(124)**	**(470)**	**(317)**	**(91)**	**(51)**

UBS

Numbers in CHF and adjusted unless otherwise indicated; refer to slide 25 for details on adjusted numbers, Basel III numbers and FX rates in this presentation
1 Expected to average ~(50)m per quarter; 2 Expected to mean-revert to 0 over time

11

Cost reduction

Achieved 1.8bn net cost reductions; on track to achieve 2.1bn target by year-end

Cost base and net cost reductions
bn

0.9bn[1]
(1.1bn based on Dec-15 exit rate)
0.9bn[1]
8.6
~0.2
7.8
~0.5
16.3
~0.5
15.6
~0.6
14.9
~0.6
FY13
FY15
FY15
FY16
Jun-17
annualized exit rate
CC in scope
CC and BDs in scope
Cost base for net cost reduction program (CC within scope)[2]
Cost base for net cost reduction program (CC and BDs within scope)[2,3]
of which: CC permanent regulatory costs

Numbers in CHF and adjusted unless otherwise indicated; refer to slide 25 for details on adjusted numbers, Basel III numbers and FX rates in this presentation
1 Excl. the impact of FX movements, which were a 0.1bn headwind FY13-FY15 and a 0.4bn benefit FY15-Jun17; 2 Sum of CC – Services adjusted operating expenses (op-ex) before allocations to business divisions (BDs), CC – NCL adjusted op-ex and CC – Group ALM op-ex, excl. expenses for provisions for litigation, regulatory and similar matters and temporary regulatory program costs; 3 Further includes sum of BD adjusted op-ex before allocations excl. expenses for provisions for litigation and other items not representative of underlying net cost reduction performance, mainly related to variable compensation expenses. As of 1.1.17, certain strategic investments in revenue-generating front-office resources are excluded and, for WMA specifically, recruitment loans to financial advisors that are not subject to performance thresholds are included in the framework

UBS

12

RWA development

Accelerated regulatory-driven increases ahead of Basel III finalization

Group
bn
208
13
(1)
4
(2)
222
12
6
0
(3)
237
Investment Bank
bn
63
4
(3)
3
0
66
7
4
0
(1)
76
31.12.15
Reg. and methodology changes¹
Business drivers²
Operational risk
FX and other³
31.3.17
Reg. and methodology changes¹
Business drivers²
Operational risk
FX and other³
30.6.17

UBS

Numbers in CHF unless otherwise indicated; refer to slide 25 for details on Basel III numbers and FX rates in this presentation
1 Mainly credit risk; credit risk RWA includes methodology changes, model updates and regulatory add-ons; market risk RWA includes methodology changes and model updates; 2 Includes asset size, credit quality, risk levels, acquisitions and disposals, exposure movements and market risk regulatory add-ons; 3 Also includes variations in non-counterparty-related risk and, for the Investment Bank, RWA directly associated with activity that Group ALM manages centrally on its behalf

13

Capital and leverage ratios (fully applied)

32bn CET1 capital, 3.7% CET1 leverage ratio

Loss-absorbing capacity
bn

Total loss-absorbing capacity (TLAC)
Gone concern loss-absorbing capacity
Going concern capital
AT1
CET1
73.6
73.8
33.3
33.2
9.0
8.8
31.3
31.9
31.3.17
30.6.17

Capital ratio[1]
%, bn

Maximum TLAC requirement[2]
Minimum TLAC requirement[2]
Going concern requirement
CET1 requirement[3]
1.1.20 Capital ratio requirements
28.6%
22.9%
14.3%
10.0%
33.2%
31.2%
15.0%
14.0%
4.1%
3.7%
14.1%
13.5%
31.3.17
30.6.17
RWA
222
237

Leverage ratio
%, bn

1.1.20 Leverage ratio requirements
10.0%
8.0%
5.0%
3.5%
8.36%
8.57%
3.78%
3.85%
1.02%
1.02%
3.55%
3.70%
31.3.17
30.6.17
LRD
881
861

UBS

Numbers in CHF unless otherwise indicated. Refer to slide 25 in this presentation, the "Capital management" section of the 2Q17 report and the "Capital Management" section of the 2016 Annual Report for more information

1 As of 30.6.17, our post-stress fully applied CET1 capital ratio exceeded 10%; 2 5% gone concern requirement subject to potential reduction of up to 2% based on improved resilience and resolvability. We aim to operate with a gone concern ratio of below 4% of LRD at 1.1.20; 3 Excludes the effect of countercyclical buffers for capital ratio

14

Global WM

Profit before tax up 15%; second consecutive quarter of >1bn profit before tax

Profit before tax
m
881
1,001
871
1,050
1,013
Operating income
m
3,697
707
931
2,046
3,747
697
943
2,100
3,847
689
996
2,150
3,979
874
968
2,128
3,959
796
986
2,164
80%
Transaction-based
Net interest
Recurring net fee
Other
Credit loss (expense)/recovery
Operating expenses
m
2,816
759
283
1,774
2,746
746
254
1,746
2,976
799
403
1,774
2,929
775
276
1,876
2,946
780
300
1,866
Services (to)/from Corporate Center and other BDs
G&A and other
Personnel
Net margin
bps
18
20
17
20
19
2Q16
3Q16
4Q16
1Q17
2Q17

- **PBT up 15%; 2% operating leverage**
- **Operating income up 7% with increases across all revenue lines**
- **Transaction-based revenues** improved on higher client activity levels
- **Recurring net fee income** up as higher mandate penetration and invested assets offset cumulative impact of cross-border outflows and the shift to retrocession-free products
- **80% of revenues recurring**
- **Cost/income ratio** decreased from 76% to 74%
- **Personnel costs** reflect higher variable compensation on higher revenues, partly offset by lower salaries
- **G&A** increase driven by litigation expenses[1]
- **NNM 7.5bn** driven by 13.7bn net inflows in WM; WMA net outflows impacted by seasonal income tax payments

UBS

Numbers in CHF and adjusted unless otherwise indicated; refer to slide 25 for details on adjusted numbers, Basel III numbers and FX rates in this presentation
1 Expenses for provisions for litigation, regulatory and similar matters

16

Wealth Management

Profit before tax up 14%; 6% operating leverage with revenues up and costs down

Profit before tax
m
606
643
573[1]
511
727
691
Operating income
m
1,817
347
582
883
1,809
334
582
891
1,782
314
588
874
1,929
479
559
885
1,882
416
568
890
77%
Transaction-based
Net interest
Recurring net fee
Other
Credit loss (expense)/recovery
Operating expenses
m
1,211
492
135
583
1,166
478
116
572
1,270
518
225
528
1,202
486
121
595
1,191
495
112
584
Services (to)/from Corporate Center and other BDs
G&A and other
Personnel
Net margin
bps
26
27
21
29
27
2Q16
3Q16
4Q16
1Q17
2Q17

- **PBT up 14% on higher operating income and lower costs**
- **Record 1H PBT in APAC, which remained the region with the largest PBT contribution**

- **Operating income up 4%**
- **9.3bn mandate sales, 70 bps QoQ improvement in mandate penetration to 28.5%**
- **77% of revenues recurring**

- **Operating expenses down 2%, driven by 2016 cost reduction actions**
- **Cost/income ratio 63%**

- **NNM 13.7bn, including 5.3bn of outflows following the introduction of fees on large euro-denominated deposits and 1.9bn of cross-border outflows; annualized 1H17 NNM growth rate 6.6%**

UBS

Numbers in CHF and adjusted unless otherwise indicated; refer to slide 25 for details on adjusted numbers, Basel III numbers and FX rates in this presentation
1 Profit before tax excluding net expenses for provisions for litigation, regulatory and similar matters of 62m in 4Q16

17

Wealth Management – Revenue drivers

Management actions to offset structural headwinds

Transaction-based income
m

+20%
347
479
416

- + Improved client sentiment and risk appetite
- + Innovative solutions based on CIO strategic and tactical asset allocation
- + Trading ideas tailored to client risk profiles
- + Globally consistent sales process
- − Shift of invested assets into mandates

Recurring net fee income
m

+1%
883
885
890

- + Invested asset growth (asset performance and net new money)[1]
- + Increased mandate penetration through shift of client assets into mandates
- + Pricing
- − Loss of fee income on cross-border assets[1]
- − Shifts to retrocession/inducement-free offering

Net interest income
m

(2%)
582
559
568
2Q16
1Q17
2Q17

- − Increased funding costs from revised equity attribution framework
- − Increased Group funding costs on higher AT1 and TLAC balance
- − Continued low interest rate environment
- + USD yield curve development
- + Lending growth from client releveraging
- + Introduction of fees for large euro-denominated deposits

UBS

Numbers in CHF and adjusted unless otherwise indicated; refer to slide 25 for details on adjusted numbers, Basel III numbers and FX rates in this presentation
1 Also impacts net interest income and transaction-based income, to a lesser extent

18

Wealth Management Americas

Profit before tax up 17% on record operating income

Profit before tax
m
281
367
358
324
330
Operating income
m
1,924
369
357
1,191
1,988
372
370
1,241
2,049
372
405
1,267
2,053
396
410
1,244
2,132
390
429
1,308
81%
Transaction-based
Net interest
Recurring net fee
Other
Credit loss (expense)/recovery
Operating expenses
m
1,643
274
151
1,219
1,621
275
142
1,204
1,692
280
177
1,236
1,729
290
155
1,284
1,802
293
193
1,316
Services (to)/from Corporate Center and other BDs
G&A and other
Personnel
Net margin
bps
11
13
13
11
11
2Q16
3Q16
4Q16
1Q17
2Q17

- PBT up 17% as strong revenue growth outpaced cost increases; record second quarter PBT
- **Industry-leading annualized revenue per FA of USD 1.2m**
- **Net interest income** up 20% on higher short-term USD interest rates and higher lending balances
- **81% of revenues recurring**
- **Cost/income ratio 84%**
- **Personnel costs** up 8% on higher compensable revenues and revised pay-out grid
- **General and administrative expenses** up mainly on higher litigation expenses[1]
- **NNM negative 6.4bn**, including 3.3bn of tax-related outflows

UBS

Numbers in USD and adjusted unless otherwise indicated; refer to slide 25 for details on adjusted numbers, Basel III numbers and FX rates in this presentation
1 Expenses for provisions for litigation, regulatory and similar matters

19

Wealth Management Americas

Building on positive momentum and unique opportunity to "feel small, play big"

+12%
151
165
169
30.6.16
31.3.17
30.6.17
Invested assets per FA (m)

+14%
1,079
1,174
1,229
2Q16
1Q17
2Q17
Annualized revenues per FA (thousands)

- **Record FA productivity** as decision-making is brought closer to clients, FAs and branch managers
- **Pay grid changed** to retain most productive FAs by rewarding loyalty, teaming and growth
- **FA satisfaction and retention** remain strong

+130bps
34.5%
35.2%
35.8%
30.6.16
31.3.17
30.6.17
Managed account penetration

37
39
47
54
55
53
2012
2013
2014
2015
2016
1H17
Advisory vs. brokerage gross margin differential (bps)

- **Continued progress on managed account penetration** a strategic benefit in light of long-term revenue trends

Lower amortization costs from maturing recruitment loans
2017
2018
2019

- **Reductions to FA recruitment loan amortization costs** expected to accelerate into 2018

UBS Numbers in USD and adjusted unless otherwise indicated; refer to slide 25 for details on adjusted numbers, Basel III numbers and FX rates in this presentation
20

Swiss SRB leverage ratio requirements

UBS leverage ratio balance[1] | **Requirements**

TLAC-eligible senior unsecured debt[2]
Tier 2 grandfathered
AT1[4] including grandfathered
CET1
Tier 2[3]
Low-trigger Tier 1[5]
High-trigger Tier 1
2.82%
2.89%
0.96%
0.96%
0.26%
0.27%
0.76%
0.75%
3.55%
3.70%
5.69%
31.3.17
30.6.17
LRD bn
881
861
2.0%
1.2%
3.0%
1.8%
4.0%
2.9%
3.5%
5.0%
1.1.18
1.1.20

Meeting 1.1.20 requirements

TLAC-eligible debt

- 2.89% (24.8bn) existing UBS Group AG TLAC bonds[2]
- 16.9bn long-term debt maturing before 1.1.20 not counted in total loss absorbing capacity[6] which may be replaced upon maturity with UBS Group AG issuance of TLAC-eligible bonds
- 5% gone concern requirements subject to potential reduction of up to 2% based on improved resilience and resolvability
- The aim is to operate with a gone concern ratio below 4% of LRD at 1.1.20

High-trigger AT1 capital[4]

- 1.02% (8.8bn) comprising 6.5bn existing high-trigger AT1, of which 1.3bn employee DCCP, and 2.3bn grandfathered low-trigger AT1[5]
- 1.98% (17.1bn) when including grandfathered T2[3] which may be replaced with UBS Group AG issuance of high-trigger AT1
- Additional ~0.8bn in employee DCCP expected by 31.12.18, which qualifies as high-trigger AT1

CET1 capital

- 3.70% (31.9bn) fully applied CET1 ratio
- Incremental CET1 via earnings accretion

Numbers in CHF unless otherwise indicated; refer to slide 25 for details on Basel III numbers and FX rates in this presentation
1 Based on fully applied Swiss SRB LRD and fully applied CET1, AT1, T2 capital and TLAC-eligible senior unsecured debt; 2 Also includes non-Basel III-compliant tier 1 and tier 2 capital which qualify as gone concern instruments until one year prior to maturity, with a haircut of 50% applied to the last year of eligibility; 3 Tier 2 instruments can be counted towards going concern capital up to the earliest of their maturity or first call date or 31.12.19. From 1.1.20, these instruments may be used to meet the gone concern requirements until one year before maturity, with a haircut of 50% applied to the last year of eligibility. As of 30.6.17, 6.6bn of low-trigger T2 has a first call and maturity date after 31.12.19; 4 Going concern requirement can be met with a minimum of 3.5% CET1 capital and a maximum of 1.5% high-trigger AT1 capital. Any going concern-eligible capital above this limit can be counted towards the gone concern requirement. Where low-trigger AT1 or T2 instruments are used to meet the gone concern requirements, such requirement may be reduced by up to 1% for the LRD-based ratio; 5 Low-trigger AT1 instruments can be counted towards going concern capital up to the first call date, even if the first call date is after 31.12.19; 6 Debt held at amortized cost, excluding any capital instruments

UBS

21

Performance targets, expectations and ambitions

Ranges for sustainable performance over the cycle

Wealth Management	Net new money growth rate Adjusted cost/income ratio	3-5% 55-65%	Expectation: 10-15% annual adjusted pre-tax profit growth for combined businesses over the cycle
Wealth Management Americas[1]	Net new money growth rate Adjusted cost/income ratio	2-4% 75-85%	
Personal & Corporate Banking	Net new business volume growth rate Net interest margin Adjusted cost/income ratio	1-4% (personal banking) 140-180bps 50-60%	
Asset Management	Net new money growth rate Adjusted cost/income ratio Adjusted annual pre-tax profit	3-5% excluding money market flows 60-70% Ambition: CHF 1bn in the medium term	
Investment Bank	Adjusted annual pre-tax RoAE Adjusted cost/income ratio RWA (fully applied) LRD (fully applied)	>15%[2] 70-80% Expectation: around CHF 85bn short/medium term[3,4] Expectation: around CHF 325bn short/medium term[3,4]	
Group	Net cost reduction Adjusted cost/income ratio Adjusted return on tangible equity Basel III CET1 ratio (fully applied) RWA (fully applied) LRD (fully applied)	CHF 2.1bn by end 2017 60-70% >15% at least 13% Expectation: around CHF 250bn short/medium term[3] Expectation: around CHF 950bn short/medium term[3]	

UBS

Refer to slide 25 for details on adjusted numbers, Basel III numbers and FX rates in this presentation; Refer to page 30 of the Annual Report 2016 for definitions
1 Based on US dollars; 2 Under the current capital regime; 3 Based on currently applicable rules. Refer to the "Capital management" section of the Annual Report 2016 for more information. Also reflects known FINMA multipliers and methodology changes for RWA, and assumes normalized market conditions for both RWA and LRD; 4 Including RWA and LRD directly associated with activity that Group ALM manages centrally on the Investment Bank's behalf

22

Regional performance

bn		Americas		Asia Pacific		EMEA		Switzerland		Global		Total	
		2Q16	2Q17	2Q16	2Q17	2Q16	2Q17	2Q16	2Q17	2Q16	2Q17	2Q16	2Q17
Operating income	WM	0.1	0.1	0.5	0.5	0.9	0.9	0.4	0.4	0.0	0.0	1.8	1.9
	WMA	1.9	2.1	-	-	-	-	-	-	-	-	1.9	2.1
	P&C	-	-	-	-	-	-	1.0	0.9	-	-	1.0	0.9
	AM	0.1	0.1	0.1	0.1	0.1	0.1	0.2	0.2	0.0	(0.0)	0.5	0.5
	IB	0.7	0.7	0.4	0.5	0.6	0.6	0.2	0.2	(0.0)	(0.0)	2.0	1.9
	CC	-	-	-	-	-	-	-	-	0.0	(0.1)	0.0	(0.1)
	Group	**2.9**	**2.9**	**1.0**	**1.1**	**1.6**	**1.5**	**1.7**	**1.7**	**0.1**	**(0.1)**	**7.2**	**7.2**
Operating expenses	WM	0.1	0.1	0.3	0.3	0.6	0.6	0.2	0.2	0.0	0.0	1.2	1.2
	WMA	1.6	1.8	-	-	-	-	-	-	-	-	1.6	1.8
	P&C	-	-	-	-	-	-	0.5	0.6	-	-	0.5	0.6
	AM	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.0	0.0	0.3	0.3
	IB	0.5	0.5	0.4	0.4	0.5	0.5	0.1	0.1	0.1	(0.0)	1.6	1.5
	CC	-	-	-	-	-	-	-	-	0.3	0.2	0.3	0.2
	Group	**2.3**	**2.4**	**0.8**	**0.8**	**1.2**	**1.1**	**1.0**	**1.0**	**0.4**	**0.2**	**5.5**	**5.5**
Profit before tax	WM	0.0	0.0	0.2	0.2	0.3	0.3	0.2	0.2	(0.0)	(0.0)	0.6	0.7
	WMA	0.3	0.3	-	-	-	-	-	-	-	-	0.3	0.3
	P&C	-	-	-	-	-	-	0.5	0.4	-	-	0.5	0.4
	AM	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	(0.0)	(0.0)	0.1	0.1
	IB	0.3	0.1	0.0	0.1	0.1	0.1	0.1	0.1	(0.1)	(0.0)	0.4	0.4
	CC	-	-	-	-	-	-	-	-	(0.3)	(0.3)	(0.3)	(0.3)
	Group	**0.6**	**0.5**	**0.2**	**0.3**	**0.4**	**0.4**	**0.8**	**0.7**	**(0.3)**	**(0.3)**	**1.7**	**1.7**

Numbers in CHF and adjusted unless otherwise indicated; refer to slide 25 for details on adjusted numbers, Basel III numbers and FX rates in this presentation
The allocation of P&L to these regions reflects, and is consistent with, the basis on which the business is managed and its performance evaluated. These allocations involve assumptions and judgments that management considers reasonable, and may be refined to reflect changes in estimates or management structure. The main principles of the allocation methodology are that client revenues are attributed to the domicile of the client, and trading and portfolio management revenues are attributed to the country where the risk is managed. Expenses are allocated in line with revenues. Certain revenues and expenses, such as those related to Non-core and Legacy Portfolio, certain litigation expenses and other items, are managed at the Group level, and are included in the Global column.

UBS

23

Adjusted results

Adjusting items		FY16	2Q16	3Q16	4Q16	1Q17	2Q17
m							
Operating income as reported (Group)		**28,320**	**7,404**	**7,029**	**7,055**	**7,532**	**7,269**
of which:							
Gains on sale of financial assets available for sale	WM	21	21				
	WMA	10			10		
	P&C	102	102				
	IB	78			78		107
Gains/(losses) on sales of subsidiaries and businesses	WM	(23)	(23)				
Gains related to investments in associates	P&C	21		21			
Net FX translation gains/(losses)	CC - Group ALM	(122)	(26)		27		(22)
Gains on sales of real estate	CC - Services	120	120				
Operating income adjusted (Group)		**28,113**	**7,210**	**7,008**	**6,940**	**7,532**	**7,184**
Operating expenses as reported (Group)		**24,230**	**5,915**	**6,152**	**6,308**	**5,842**	**5,767**
of which:							
Net restructuring expenses	WM	447	86	139	143	88	109
	WMA	139	38	38	31	22	25
	P&C	117	31	41	21	19	23
	AM	100	34	34	12	20	23
	IB	577	163	181	116	78	75
	CC - Services	57	20	4	40	15	
	CC - Group ALM						1
	CC - NCL[1]	21	5	7	8	2	2
	Group	1,458	377	444	372	244	258
Operating expenses adjusted (Group)		**22,772**	**5,538**	**5,708**	**5,936**	**5,598**	**5,509**
Operating profit/(loss) before tax as reported		**4,090**	**1,489**	**877**	**746**	**1,690**	**1,502**
Operating profit/(loss) before tax adjusted		**5,341**	**1,672**	**1,300**	**1,003**	**1,934**	**1,675**

UBS

Numbers in CHF unless otherwise indicated
1 Non-core and Legacy Portfolio

24

Important information related to this presentation

Use of adjusted numbers
Unless otherwise indicated, "adjusted" figures exclude the adjustment items listed on the previous slide, to the extent applicable, on a Group and business division level. Adjusted results are a non-GAAP financial measure as defined by SEC regulations. Refer to pages 7-10 of the 2Q17 report which is available in the section "Quarterly reporting" at www.ubs.com/investors for an overview of adjusted numbers.

Basel III RWA, Basel III capital and Basel III liquidity ratios
Basel III numbers are based on the BIS Basel III framework, as applicable for Swiss Systemically relevant banks (SRB). Numbers in the presentation are based on the revised Swiss SRB framework that became effective on 1 July 2016, unless otherwise stated.

Basel III risk-weighted assets in this presentation are calculated on the basis of Basel III fully applied unless otherwise stated. Our RWA under BIS Basel III are the same as under Swiss SRB Basel III.

Leverage ratio and leverage ratio denominator in this presentation are calculated on the basis of fully applied Swiss SRB rules, unless otherwise stated. Refer to the "Capital management" section in the 2Q17 report for more information.

Currency translation
Monthly income statement items of foreign operations with a functional currency other than Swiss francs are translated with month-end rates into Swiss francs.

Rounding
Numbers presented throughout this presentation may not add up precisely to the totals provided in the tables and text. Percentages, percent changes and absolute variances are calculated based on rounded figures displayed in the tables and text and may not precisely reflect the percentages, percent changes and absolute variances that would be derived based on figures that are not rounded.

Tables
Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis.

UBS

25

Second quarter 2017  results

28 July 2017

Speeches by  Sergio  P.  Ermotti, Group  Chief  Executive  Officer  and  Kirt  Gardner, Group  Chief  Financial  Officer

Sergio P.  Ermotti

Slide 2 – 1H17 net profit up 40% to 2.4bn

Thank you Caroline, good morning Maria, good morning everyone. We will keep our remarks short as it's a relatively straightforward quarter and we know it’s a very busy day for everyone.

Kirt will focus on the quarter, which was characterized by continued positive momentum on the wealth management side. This is in contrast to low client activity affecting our institutional business, especially relative to the prior year, on the back of low volatility levels across all major asset classes, particularly in FX markets.

Considering market conditions, second quarter results were very good and contributed to an excellent performance for the first half, with adjusted profit before tax of 3.6 billion francs, almost 20% higher than last year, and net profit of 2.4 billion, up 40%.

Year-to-date returns were solid, with an adjusted return on tangible equity of 12%, or almost 17% excluding the impact of deferred tax assets.

Global Wealth Management delivered an excellent performance, with profit before tax up 17% to 2.1 billion, as increased client activity, higher US dollar rates, invested assets and lending, further progress on mandate penetration, and good cost control supported profit growth.

As previously highlighted, Personal and Corporate remains under pressure from negative rates, but we saw growth in transaction and recurring net fee income as we work to temper interest rate headwinds. Business dynamics remained strong, with the best net new business volume in over a decade and record levels of new client acquisition in personal banking.

Asset Management profits were roughly flat, despite the pressures faced by the industry as the shift from active to passive investing continues. We also saw 30 billion in net new money, excluding money market flows, our best performance in over a decade. Recently, the Chinese regulator granted a Private Fund Management license for Asset Management. We are the first qualified domestic limited partner license holder to receive such a license in China and we are very glad and honoured about that. This means that we can offer onshore investment products for Chinese institutional and high net worth investors, which we also expect Wealth Management to benefit from. While it will take time to realize the benefits, it is a significant milestone, and underlines our progress in China, which remains a top long-term growth opportunity for the Group.

Our Investment Bank's profits were up 19% and its return on attributed equity was once again very strong, at over 21%. Renewed strength in our Corporate Client Solutions business, with growth in all areas, as well as higher Equities revenues and good cost control helped offset low client activity in FRC.

On capital, our CET1 leverage ratio, which currently is our binding constraint, increased to 3.7%. Our CET1 capital ratio remains strong at 13.5% despite regulatory-driven methodology changes and other regulatory inflation in risk-weighted assets. We are very comfortable with the absolute level of capital we hold, with CET1 capital growing to 32 billion and over 74 billion of total loss-absorbing capital. We also remain very comfortable with both of our CET1 ratios. Therefore, our capital returns policy remains unchanged.

Slide 3 – Global WM – Strong 1H17

We continued to make good progress in our world-leading wealth management business. As we have said before, our key objective for global wealth management – and for all of our businesses – is to grow profitably and sustainably over the cycle. I'm particularly pleased that we were able to generate substantial additional profits and strong net new money with fewer advisors, confirming that our growth is not dependent on aggressive hiring.

Pre-tax profits for the first half were up a very strong 17% to 2.1 billion. In terms of client sentiment, improved confidence in the first half has led to higher transactional income, although trading volumes remain volatile on a week-to-week basis. Clients are also making more use of leverage.

Recurring revenues were the highest we have seen in 8 years, as we have benefited not only from US Dollar rate rises and higher invested asset levels, but also from strategic initiatives, including increased mandate penetration.

We continued to improve efficiency, and net margin increased by 1 basis point.

Global WM – Key strategic differentiators

Last quarter, we highlighted the three unique drivers of growth in our global wealth management business.

The Americas, APAC and Ultra High Net Worth continue to deliver excellent performances. Our Americas business has added further to its strong track record, growing PBT by 25%.

Our leading APAC business is clearly a highlight, as we saw record PBT, up 41% year-on-year, and this year, the business is the second largest profit contributor regionally, after the Americas.

Our global Ultra High Net Worth business delivered PBT growth of 12%, and we are in an excellent position to benefit from the significant growth opportunity presented by this client segment. This is especially true thanks to our strong and competitive Investment Bank.

In summary, we had a very strong second quarter and first half for the Group, and some of the dynamics we are seeing are encouraging, but we probably need a few more quarters of strong performance across wealth management before we call this a trend.

Thank you, and now Kirt will take you through our results for the quarter.

Kirt Gardner

Thank you, Sergio.  Good morning everyone.

Slide 5 – UBS Group AG results (consolidated)

2Q17 was a strong quarter, with net profit attributable to shareholders of 1.2bn up 14% year-over-year, and adjusted return on tangible equity of 11.4%, or nearly 16% ex-DTAs, which we believe is much more comparable with our competitors.

For the second quarter, adjusted PBT was 1.7 billion, with adjusting items of 258 million francs in net restructuring expenses, a 107 million gain on the sale of our remaining investment in IHS Markit, and 22 of million net FX translation losses.

My comments compare year-on-year quarters and reference adjusted results unless otherwise stated.

Slide 6 – Global WM – Profit before tax up 15%

Our leading global wealth management businesses delivered another excellent quarter, increasing PBT by 15% to over one billion on good operating leverage.

Revenue rose by 7% with increases in all categories, due to improved client sentiment and activity levels, as well as the effects of management actions.

The increase in recurring fee income reflects invested asset growth and increased mandate penetration, partially offset by the impact of cross-border outflows and the shift to retrocession-free products.

At the end of the second quarter, mandate penetration was over 32%, up 130 basis points and on a larger asset base.  With higher mandate penetration, we increased our recurring revenue along with improving our overall margin.

Transaction-based revenues increased by 13%, reflecting improved sentiment and activity levels globally.  Asia was the biggest driver, followed by the US and Switzerland.

Net interest income growth reflects higher short-term US dollar rates, particularly for WMA, and a 4% year-on-year growth in lending balances globally, which offset higher funding costs and the effects of negative rates on WM.  After a period of client deleveraging, we are encouraged that Wealth Management saw its second consecutive quarter of strong loan growth, reflecting continued improved client sentiment and risk appetite.

Costs increased by 5%, as a result of higher compensable revenues and litigation expenses in WMA, partly offset by lower costs in WM from actions taken last year.

Slide 7 – Global WM – Regional performance

Looking at the last twelve months, we reinforced our status as the only truly global wealth manager, with a very balanced regional contribution to profit.  Approximately one third of profits were generated in the US, one third in Europe including Switzerland, and one third in Emerging Markets and APAC.  We are particularly pleased with the continued strong growth and profitability from our market-leading franchise in Asia.

For the first half, Wealth Management had net new money of over 32 billion, a 6.6% annualized growth rate on an invested asset base of over a trillion.  We delivered very strong growth as we continued to focus on both quality and profitability, as evidenced by the 5.3 billion outflows related to the introduction of euro deposit fees, and despite 3.2 billion of cross-border outflows.  We also improved productivity, as we reduced our client advisors by 4% from the previous year.

For the second quarter, WM attracted 14 billion of net new money, the highest 2Q figure in a decade, with growth in all regions.

For the second half of 2017, we expect around 3 billion of outflows related to euro deposit charging, as well as cross-border outflows of around 11 billion, with the typical peak in the fourth quarter.

WMA had net outflows of 6 billion, reflecting both seasonal tax payments of around 3.3 billion and lower recruiting in the quarter.  As we further transition our operating model, we expect net new money to stabilize over the next few quarters as the effect of the new recruiting policy normalizes and we see a pick-up from same store FAs.

Slide 8 – Personal & Corporate Banking

Personal and Corporate's PBT declined 18% to 379 million. That said, we are pleased with the strong growth in transaction-based and recurring fee revenue – up 7 and 8%, respectively – which partly offset expected net interest income headwinds.

Net credit loss expense was 28 million, compared to a 2 million recovery in 2Q16.  This was driven by a small number of newly impaired corporate client positions across a range of sectors.

Operating expenses increased by 7% to 556 million, due to increased expenditure on strategic and regulatory initiatives, as well as higher variable compensation.

Slide 9 – Asset Management

Asset Management generated 133 million in PBT, down 10% year-on-year, but up QoQ.  Performance fees increased significantly, as nearly 80% of eligible hedge fund assets were above high water marks at quarter-end.  Net management fees decreased from ongoing margin compression due to client shifts to passive strategies, as well as lower transaction fees and higher custody fee charges, partly offset by market performance.

Operating expenses increased, driven by higher variable compensation, partly offset by lower salary and G&A expenses.

We attracted over 10 billion of net new money excluding money market flows, with over 70% into passive strategies. This follows the substantial inflows already seen last quarter and underlines the strength of our passive franchise.  With over 700 billion of total invested assets, we're now at the highest level since 3Q08.  Nearly 250 billion of these are in passive strategies.

Earlier this year, we announced the sale of our Swiss and Luxembourg Fund Services Units, which is expected to close in 3Q17 and reduce quarterly PBT by roughly 10 million.

Slide 10 – Investment Bank

The IB delivered a return on attributed equity of 18% for the quarter, a good result in challenging market conditions.  PBT declined by 6%, as lower operating expenses and increased CCS and Equities revenues couldn't fully offset 36% lower FRC revenues.

Corporate Client Solutions was up 10%, driven by higher ECM revenues from both private transactions and public offerings.

In ICS, Equities revenues increased 3%, mainly as Derivatives benefitted from increased client activity.

As a reminder, our FX-dominated Foreign Exchange, Rates and Credit business is flow-driven and balance sheet light, making it highly dependent on client activity, especially institutional client flows.  The low volatility and volumes seen throughout 2017 have therefore created a particularly challenging environment for our business.  The year-on-year comparison also reflects a strong 2Q16, which benefitted from increased flows around Brexit.

Operating expenses were down 3%, partly as a result of the cost actions taken in 2016 and a UK bank levy credit.

The IB's LRD fell by 10 billion francs in the quarter, mainly due to foreign currency translation and continued prudent management.  I'll discuss RWA developments in more detail shortly.

Slide 11 – Corporate Center

The Corporate Center loss before tax was 269 million.

Services' loss before tax was 137 million, a 76 million improvement, mainly as a greater proportion of costs are allocated to business divisions this year.  We expect Corporate Center allocations to business divisions to increase somewhat in the second half of the year, consistent with the pattern we have seen in previous years, as well as an increase related to strategic and regulatory initiatives.

Group ALM's loss before tax was 81 million, mostly due to accounting asymmetries related to losses on economic hedges, which mean-revert to zero over time.

Non-core and Legacy Portfolio posted a pre-tax loss of 51 million, an improvement of 73 million as a result of litigation provision releases and a UK bank levy credit.

Slide 12 – Cost reduction

During the quarter, we increased our net cost reduction run-rate to 1.8 billion, with contributions from both Corporate Center and business divisions.  We remain confident that we'll achieve the full 2.1 billion target by year-end.

We expect restructuring costs to be around 700 million in the second half of this year, and then to significantly taper from 2018.

Slide 13 – RWA development

In the last 6 quarters, we have seen 25 billion of regulatory-driven methodology changes and other regulatory inflation in RWA, nearly half of which in the second quarter of 2017.  This accounts for substantially all of the RWA increase in the last year and a half.  Business growth during this period has been offset by foreign currency translation and efficient resource management.  We believe that the majority of this quarter's increase is essentially an advance on changes that are expected once Basel 3 is finalized.

For the second half of 2017, we expect around 6 billion of regulatory-driven increases.

After that, the extent and timing of further increases will depend on regulatory developments.  Once these are finalized, we will assess the impact and develop an appropriate response.

Slide 14 – Capital and leverage ratios (fully applied)

On a fully applied basis, our CET1 capital increased by 600 million to nearly 32 billion, mainly as a result of profits in the quarter.  Our capital position remains strong, with a CET1 capital ratio of 13.5%.

Our LRD reduced by 20 billion to a historic low of 861, largely on foreign currency translation, along with continued prudent resource management.  This, in combination with our higher CET1 capital, pushed our CET1 leverage ratio up to 3.7%, a level which we'd also be happy with in the longer term, although it may still fluctuate during the transition period.

In conclusion, we're pleased with our overall performance.  We saw continued progress on our cost reduction program and double-digit profit growth in global wealth management, which offset the headwinds faced by our other businesses, underlining the benefits of our diversified business model.

With that, Sergio and I will open it up for questions.

Cautionary statement regarding forward-looking statements: This document contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (i) the degree to which UBS is successful in the ongoing execution of its strategic plans, including its cost reduction and efficiency initiatives and its ability to manage its levels of risk-weighted assets (RWA), including to counteract regulatory-driven increases, and leverage ratio denominator, liquidity coverage ratio and other financial resources, and the degree to which UBS is successful in implementing changes to its wealth management businesses to meet changing market, regulatory and other conditions; (ii) continuing low or negative interest rate environment, developments in the macroeconomic climate and in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, and currency exchange rates, and the effects of economic conditions, market developments, and geopolitical tensions on the financial position or creditworthiness of UBS’s clients and counterparties as well as on client sentiment and levels of activity; (iii) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, as well as availability and cost of funding to meet requirements for debt eligible for total loss-absorbing capacity (TLAC); (iv) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK and other financial centers that may impose, or result in, more stringent capital, TLAC, leverage ratio, liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity and sharing of operational costs across the Group or other measures, and the effect these would have on UBS’s business activities; (v) uncertainty as to the extent to which the Swiss Financial Market Supervisory Authority (FINMA) will confirm limited reductions of gone concern requirements due to measures to reduce resolvability risk; (vi) the degree to which UBS is successful in implementing further changes to its legal structure to improve its resolvability and meet related regulatory requirements, including changes in legal structure and reporting required to implement US enhanced prudential standards, completing the implementation of a service company model, and the potential need to make further changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements, to proposals in Switzerland and other jurisdictions for mandatory structural reform of banks or systemically important institutions or to other external developments, and the extent to which such changes will have the intended effects; (vii) the uncertainty arising from the timing and nature of the UK exit from the EU and the potential need to make changes in UBS’s legal structure and operations as a result of it; (viii) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business; (ix) changes in the standards of conduct applicable to our businesses that may result from new regulation or new enforcement of existing standards, including recently enacted and proposed measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (x) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses or loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational risk component of our RWA; (xi) the effects on UBS’s cross-border banking business of tax or regulatory developments and of possible changes in UBS’s policies and practices relating to this business; (xii) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices; (xiii) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xiv) UBS’s ability to implement new technologies and business methods, including digital services and technologies and ability to successfully compete with both existing and new financial service providers, some of which may not be regulated to the same extent; (xv) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xvi) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyberattacks, and systems failures; (xvii) restrictions on the ability of UBS Group AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS’s operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xviii) the degree to which changes in regulation, capital or legal structure, financial results or other factors, including methodology, assumptions and stress scenarios, may affect UBS’s ability to maintain its stated capital return objective; and (xix) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2016. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Disclaimer: This document and the information contained herein are provided solely for information purposes, and are not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this document. Refer to UBS's second quarter 2017 report and its Annual Report on Form 20-F for the year ended 31 December 2016. No representation or warranty is made or implied concerning, and UBS assumes no responsibility for, the accuracy, completeness, reliability or comparability of the information contained herein relating to third parties, which is based solely on publicly available information. UBS undertakes no obligation to update the information contained herein.

Use of adjusted numbers

Adjusted results are a non-GAAP financial measure as defined by SEC regulations. Refer to pages 7-10 of the 2Q17 report which is available in the section "Quarterly reporting" at www.ubs.com/investors for an overview of adjusted numbers.

If applicable for a given adjusted KPI (i.e., adjusted return on tangible equity), adjustment items are calculated on an after-tax basis by applying an indicative tax rate.
Refer to page 15 of the 2Q17 report for more information.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly________________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Federica Pisacane Rohde___

Name:  Federica Pisacane Rohde

      Title:    Executive Director

UBS AG

By: _/s/ David Kelly________________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Federica Pisacane Rohde___

Name:  Federica Pisacane Rohde

Title:    Executive Director

Date:  July 28, 2017